A special meeting of Advisor New Insights' shareholders was held on September 19, 2007. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an amended management contract that includes adding a performance adjustment component to the fund's management fee and giving the Trustees the authority to change the fund's performance adjustment index going forward, without a shareholder vote, subject to applicable law.

	# of Votes	% of Votes
Affirmative	2,870,956,135.65	69.687
Against	866,498,065.68	21.033
Abstain	199,841,166.01	4.850
Uninstructed	182,506,666.00	4.430
TOTAL	4,119,802,033.34	100.000